UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42308

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders.

On June 30, 2026, Click Holdings Limited (the “Company”) held the Company’s General Meeting (the “GM”) at 10:30 a.m. (Hong Kong time and date) at Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong. On June 4, 2026 (the “Record Date”), being the record date for the GM, there were 7,435,986 Class A ordinary shares (“Class A Ordinary Shares”) and 1,127,047 Class B ordinary shares (“Class B Ordinary Shares”) of the Company outstanding and entitled to vote at the GM. Each holder of Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of Class B Ordinary Shares shall be entitled to twenty (20) votes in respect of each Class B Ordinary Share held by such holder on the Record Date. 4,628,773 Class A Ordinary Shares and 1,127,047 Class B Ordinary Shares, which represented approximately 90.64% of the total votes of the outstanding ordinary shares in the Company as of the Record Date, were represented in person or by proxy. Three items of business were acted upon by the Company’s shareholders at the GM, each of which was approved by the Company’s shareholders.

(a)	Proposal 1: by resolutions of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-four (4) and not more than one (1)-for-thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent or transfer agent of the Company (as the case may be) to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

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(b)	Proposal 2: by resolutions of members, to approve that subject to and conditional upon the passing of the resolutions in proposal 1 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and is hereby approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of the notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) updating the shareholder lists of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”).

(c)	Proposal 3: by resolutions of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 2 (the “Adjournment Proposal”).

The voting results were as follows:

	For	Against	Abstain
Proposal One	27,116,730 (99.81)%	52,452 (0.19)%	530 (0.00)%
Proposal Two	27,136,755 (99.88)%	32,386 (0.12)%	571 (0.00)%
Proposal Three	27,147,005 (99.92)%	22,009 (0.08)%	698 (0.00)%

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: June 30, 2026

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